RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RECEIVED

2007 APR -9 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022461

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

8th March, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated 8th March, 2007 making disclosures with respect to Production Sharing Contract for the Mizoram Oil and Gas block.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

8th March, 2007

Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai - 400 001
Telephone : 2272 1121-22
Facsimile : 2272 2037/2039/2041/2061

National Stock Exchange of India Limited
"Exchange Plaza"
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
Facsimile : 2659 8237/38

Dear Sirs,

Sub : **Production Sharing Contract for the Mizoram Oil and Gas block between the consortia of Reliance Energy Limited, Reliance Natural Resources Limited, Geopetrol and Naftogaz and the Govt of India**

This disclosure is made pursuant to Clause 36 of the Listing Agreement entered into with stock exchanges.

In response to the bids invited by Government of India for award of exploration blocks under the NELP-VI Round, the consortium of Reliance Energy Limited, Reliance Natural Resources Limited, Naftogaz India Ltd. and GeoPetrol Inc. has on_2nd March, 2007_been awarded one onland block in Mizoram. The block is located in the north-eastern region of India where many gas fields have been discovered. The block has an area of 3,619 sq.km. and has so far not been explored for hydrocarbons.

Kindly bring the above disclosure to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

(Ashish S Karyekar)
Dy. Company Secretary

Reliance Natural Resources Limited

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

8th March, 2007

Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai - 400 001
Telephone : 2272 1121-22
Facsimile : 2272 2037/2039/2041/2061

National Stock Exchange of India Limited
"Exchange Plaza"
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
Facsimile : 2659 8237/38

Dear Sirs,

Sub : **Production Sharing Contract for the Mizoram Oil and Gas block between the consortia of Reliance Energy Limited, Reliance Natural Resources Limited, Geopetrol and Naftogaz and the Govt of India**

This disclosure is made pursuant to Clause 36 of the Listing Agreement entered into with stock exchanges.

In response to the bids invited by Government of India for award of exploration blocks under the NELP-VI Round, the consortium of Reliance Energy Limited, Reliance Natural Resources Limited, Naftogaz India Ltd. and GeoPetrol Inc. has on_2nd March, 2007_been awarded one onland block in Mizoram. The block is located in the north-eastern region of India where many gas fields have been discovered. The block has an area of 3,619 sq.km. and has so far not been explored for hydrocarbons.

Kindly bring the above disclosure to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

(Ashish S Karyekar)
Dy. Company Secretary

Reliance Natural Resources Limited

END